SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                       S C H E D U L E   13D

             Under the Securities Exchange Act of 1934
                        (Amendment No. 2)*

                 PAREXEL INTERNATIONAL CORPORATION
                         (Name of Issuer)

                   COMMON STOCK, $0.01 PAR VALUE
                  (Title of Class of Securities)

                           699462107
                          (CUSIP Number)
                                         Copy to:

The Joseph Eagle 1989 Settlement                 Joel M. Walker, Esq.
Sir Walter Raleigh House                         Breslow & Walker, LLP
48/50 Esplanade                                  767 Third Avenue
St. Helier, Jersey JE1 4HH                       New Nork, New York 10017
Telephone 011 441 534 505905                     Telephone (212) 832-1930

          (Name, Address and Telephone Number of Persons
         Authorized to Receive Notices and Communications)

                          December 3, 1999
       (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f)or 13-d-1(g), check the following
space     .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                 (Continued on following page(s))

CUSIP
No.  699462107                                      13D
    1

Name of Reporting Person
I.R.S. Identification No. of Above Person
                       The Joseph Eagle 1989 Settlement

 2

Check the Appropriate Box if a Member of a Group*                                        (a)   [ ]

                                                                                             (b)   [ ]

 3

SEC Use Only

 4

Source of Funds*          OO

 5

Check Box if Disclosure of Legal Proceedings is Required                                       [ ]

 6

Citizenship or Place of Organization        Jersey, Channel Islands


     Number of
      Shares
   Beneficially
     Owned By
       Each
     Reporting
      Person
       With
   7

Sole Voting Power
      1,295,166 shares                  5.1%
   8

Shared Voting Power
      None                       0%
   9

Sole Dispositive Power
      1,295,166 shares                              5.1%
   10

Shared Dispositive Power
      None            0%
   11

Aggregate Amount Beneficially Owned By Each Reporting Person
                                               1,295,166 shares

12

Check Box if the Aggregate Amount in Row (11) excludes Certain Shares
 [ ]

13

Percent of Class Represented by Amount in Row (11)
                                                                                               5.1%

14

Type of Reporting Person*
                                            OO

                                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP
No.  699462107                                      13D
 1

Name of Reporting Person
I.R.S. Identification No. of Above Person
                                                Edward James Noel

 2

Check the Appropriate Box if a Member of a Group*                                        (a)  [ ]

                                                                                            (b)   [ ]

 3

SEC Use Only

 4

Source of Funds*    OO

 5

Check Box if Disclosure of Legal Proceedings is Required   [ ]

 6

Citizenship or Place of Organization                                                United Kingdom

     Number of
      Shares
   Beneficially
     Owned By
       Each
     Reporting
      Person
       With
   7

Sole Voting Power
     None                           0%
   8

Shared Voting Power
     1,295,166 shares                 5.1%
   9

Sole Dispositive Power
     None                         0%

10

Shared Dispositive Power
     1,295,166 shares           5.1%
   11

Aggregate Amount Beneficially Owned By Each Reporting Person
                                               1,295,166 shares

12

Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
                          [ ]
   13

Percent of Class Represented by Amount in Row (11)
                                                                                                5.1%

14

Type of Reporting Person*
                                            IN

                                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP
No.  699462107                                      13D
    1

Name of Reporting Person
I.R.S. Identification No. of Above Person
                                            Raleigh Nominees Limited

 2

Check the Appropriate Box if a Member of a Group*
                                                      (a)   [ ]
                                                  (b)   [ ]
   3

SEC Use Only

 4

Source of Funds*          OO

 5

Check Box if Disclosure of Legal Proceedings is Required                                       [ ]

 6

Citizenship or Place of Organization                                       Jersey, Channel Islands

     Number of
      Shares
   Beneficially
     Owned By
       Each
     Reporting
      Person
       With
   7

Sole Voting Power
        None                         0%

8

Shared Voting Power
       1,295,166 shares               5.1%

9

Sole Dispositive Power
        None                        0%

10

Shared Dispositive Power
       1,295,166 shares                     5.1%

11

Aggregate Amount Beneficially Owned By Each Reporting Person
                                               1,295,166 shares

   12

Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*
 [ ]

13

Percent of Class Represented by Amount in Row (11)
                                               5.1%

14

Type of Reporting Person*
                                            CO

                                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.  699462107                                      13D

    1

Name of Reporting Person
I.R.S. Identification No. of Above Person
                                              LSI Holdings Limited

 2

Check the Appropriate Box if a Member of a Group*
                                                       (a)   [ ]
                                                      (b)   [ ]
    3

SEC Use Only

 4

Source of Funds*          OO

 5

Check Box if Disclosure of Legal Proceedings is Required                                       [ ]

 6

Citizenship or Place of Organization                                       Jersey, Channel Islands

     Number of
      Shares
   Beneficially
     Owned By
       Each
     Reporting
      Person
       With
   7

Sole Voting Power
        None                                    0%

8

Shared Voting Power
       1,295,166 shares                      5.1%

9

Sole Dispositive Power
        None                          0%

10

Shared Dispositive Power
       1,295,166 shares                          5.1%

11

Aggregate Amount Beneficially Owned By Each Reporting Person
                                               1,295,166 shares
   12 Check Box if the Aggregate Amount in Row (11) excludes Certain Shares
                       [ ]

13

Percent of Class Represented by Amount in Row (11)
                                              5.1%

14

Type of Reporting Person*
                                            CO
                                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


         This Amendment No. 2 (this "Amendment") to the
Schedule 13D, dated March 1, 1998 (the "Schedule"), pertains to the reporting persons' ownership of certain securities of PAREXEL International Corporation (the "Issuer"). All capitalized terms used herein and otherwise undefined shall have the meanings ascribed to them in the Schedule.

         This Amendment is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It refers only to information which has materially changed since the filing of Amendment No. 1 to the Schedule.

ITEM 2.          Identity and Background

         On July 28, 1999, Terence Le Sueur resigned as trustee of the Trust, and Edward James Noel replaced him as trustee.
Terence Le Sueur is still an officer and a director of Raleigh
Nominees Limited (formerly Contra Nominee Limited), and an officer, director, and shareholder of LSI Holdings Limited.

ITEM 5.     Interests in Securities of the Issuer.

            (a) The following list sets forth the aggregate number and percentage (based on 25,265,109 shares of Common Stock outstanding as reported by the Issuer on its Form 10-Q for the quarter ended September 30, 1999) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2 as of January 12, 2000:

                        Shares of                       Percentage of Shares
                         Common Stock                    of Common Stock
Name                     Beneficially Owned               Beneficially Owned
The Trust                   1,295,166                             5.1%
Edward Noel                 1,295,166                             5.1%
Raleigh Nominees Limited    1,295,166                             5.1%
LSI Holdings Limited        1,295,166                             5.1%
Terence Le Sueur                0                                   0%
Richard Ireson                  0                                   0%
James Colclough                 0                                   0%

            (b) The Trust has sole power to vote 1,295,166 shares of Common Stock, and the sole power to dispose of 1,295,166 shares of Common Stock.

                 By virtue of being a trustee of the Trust, Edward Noel may be deemed to have shared power to vote
1,295,166 shares of Common Stock, and shared power to dispose of 1,295,166 shares of Common Stock.

                 By virtue of being a trustee of the Trust, Raleigh Nominees Limited may be deemed to have shared power to vote 1,295,166 shares of Common Stock, and shared power to dispose of 1,295,166 shares of Common
Stock.

                 By virtue of being the sole stockholder of Raleigh Nominees Limited, LSI Holdings Limited may be deemed to have shared power to vote 1,295,166 shares of Common Stock, and shared power to dispose of 1,295,166 shares of Common Stock.

            (c)  The following is a description of all
transactions in Common Stock by the persons identified in
Item 2 effected since the filing of Amendment No. 1 to the Schedule.

                                         Purchase or         Number of Shares            Purchase or
   Name of Shareholder                   Sale Date           Purchased or (Sold)      Sale Price
The Trust                                8/26/99             (5,000)                  $10.75
                                         8/26/99             (5,000)                  $10.6875
                                         8/26/99             (5,500)                  $10.625
                                         8/26/99             (4,500)                  $10.5625
                                         8/27/99             (39,000)                 $10.00
                                         8/27/99             (11,000)                 $10.0625
                                         8/30/99             (37,500)                 $10.00
                                         8/30/99             (17,500)                 $10.0625
                                         8/31/99             (2,500)                  $10.00
                                         9/1/99              (7,500)                  $10.00
                                         9/2/99              (2,500)                  $10.00
                                         10/29/99            (10,000)                 $9.50
                                         11/1/99             (200)                    $9.69
                                         11/1/99             (5,000)                  $9.565
                                         11/2/99             (4,800)                  $9.69
                                         11/3/99             (5,000)                  $9.69
                                         11/4/99             (5,000)                  $9.8775
                                         11/5/99             (5,000)                  $9.94
                                         11/8/99             (5,000)                  $10.065
                                         11/15/99            (5,000)                  $9.94
                                         11/16/99            (5,000)                  $10.19
                                         11/18/99            (5,000)                  $10.44
                                         11/19/99            (12,000)                 $10.789
                                         11/22/99            (5,000)                  $10.945
                                         11/23/99            (3,000)                  $11.44
                                         11/24/99            (9,600)                  $11.9348
                                         12/1/99             (5,600)                  $11.8842
                                         12/2/99             (9,800)                  $12.0956
                                         12/3/99             (20,000)                 $12.1225
                                         12/6/99             (20,000)                 $12.0494
                                         12/7/99             (10,000)                 $12.065

                 The Trust sold the shares on the NASDAQ
National Market System through a broker.


                             Signature

                 After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this Amendment is true, complete, and correct.

Date: January 12, 2000

/s/ Edward James Noel
Edward James Noel, individually, as Trustee
on behalf of the Trust, and as director of
Raleigh Nominees Limited and LSI Holdings
Limited.



ATTENTION:  INTENTIONAL MISSTATEMENTS OR
OMISSIONS OF FACT CONSTITUTE FEDERAL
CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).